Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

Key Messages for the Transaction

Strategic Rationale

The combination of Dell and EMC creates the leading end-to-end technology company capable of delivering unmatched solutions to customers worldwide.

•	The transaction creates the industry-leader in the extremely attractive high-growth areas of the $2 trillion IT market with complementary product and solutions portfolios, sales teams and R&D investment strategies.

•	The transaction combines two of the world’s greatest technology franchises – with leadership positions in Servers, Storage, Virtualization and PCs – and brings together strong capabilities in the fastest growing areas of our industry, including Digital Transformation, Software Defined Data Center, Hybrid Cloud, Converged Infrastructure, Mobile and Security.

•	The combined company creates a single enterprise server and storage leader and accelerates momentum in converged infrastructure.

•	The transaction provides an opportunity to take advantage of the best solutions from Dell and EMC to deliver best-in-class solutions to customers.

The combination of Dell and EMC capitalizes on the strategic and competitive strengths of each company to create an even stronger company.

•	The transaction strengthens the position of both companies in an increasingly competitive global marketplace. Both companies have market-leading portfolios in their respective segments – Dell in Commercial PCs and Servers; EMC in Storage; VMware in Virtualization.

•	The transaction unites Dell’s PC franchise and go-to-market (GTM) strength with small business and mid-market customers and EMC’s GTM strength with large enterprises to fuel profitable growth and generate significant cash flows. Likewise, as the data market moves to a compute-centric/converged model, Dell’s Server franchise is a natural fit with EMC’s strengths.

•	The combined GTM depth and breadth of Dell and EMC will benefit VMware shareholders, as it remains a public company.

•	The transaction brings together companies that have a demonstrated ability to win in fast-changing markets. The combined company will leverage the top talent and best practices of both Dell and EMC.

•	We believe strategically-aligned businesses, will enable innovation, customer choice and the ability to attract and retain world-class talent, and allow the company to incubate the high-growth businesses that are most promising.

•	EMC uniquely brings:

¡	A proven track record of turning technology investments into large, profitable and growing businesses – VMware, Pivotal and RSA represent clear examples of growth options that EMC acquired and successfully nurtured into great franchises

¡	A commitment to the Enterprise customers – there is no organization in technology that is more effective at selling leading-edge technology to the large enterprise customer

•	Dell uniquely brings:

¡	An equally strong commitment and track record of serving the mid-market – Dell has been a leader in making technology accessible to the mid-market and has led this segment of the commercial IT market for decades.

¡	A growing commercial infrastructure franchise that is helping customers worldwide modernize their IT environment from the desktop to the data center and the cloud.

¡	World-class supply chain capabilities – with the global reach, processes and skills needed to deliver high quality products at the lowest costs in our industry.

¡	Dell Financial Services, which is a core component of the Dell direct sales motion and PartnerDirect program.

A combined Dell and EMC will be a unique technology company with industry-leading capabilities, complementary solutions and world-class R&D from the desktop to the data center and the cloud.

•	A unified Dell and EMC will create the leading company in Private/Hybrid Cloud, SDDC – with unmatched leadership, people, technology and brands.

•	Many of Dell and EMC businesses are naturally complementary – for example, Dell Servers with EMC Storage accelerate the adoption of converged infrastructure and Hybrid Cloud, RSA with SecureWorks; AirWatch with KACE; Pivotal with Boomi. There are many great technology combinations that will benefit our current and prospective customers.

•	Combined, Dell and EMC will have the financial resources to continue to support R&D investment in new technologies and future acquisitions to ensure our continued market leadership.

Uniting Dell and EMC under a private ownership structure, while maintaining VMware as a publicly-traded company, will make the combination more competitive and able to make investments for the long-term, unencumbered by the short-term orientation of the public markets.

•	A private ownership structure will make the operating model of the combined company even more powerful – making it easier to pursue coordinated strategies across the strategically-aligned family of businesses to enable innovation, customer choice, the ability to attract and retain world-class talent, and allow the company to incubate the high-growth businesses that are most promising,

•	The combined company can manage its cost base prudently – taking into account the long-term, not just the short-term impact on Earnings Per Share.

•	Sharing the rewards of success with our team member will enable us to retain and energize our teams – and add new talent to those teams.

Terms of the Transaction

•	Dell Inc. and EMC Corporation announced on October 12, 2015 that they have signed a definitive agreement under which Dell, together with its owners, Michael S. Dell, founder, chairman and chief executive officer of Dell, MSD Partners and Silver Lake, the global leader in technology investing, will acquire EMC Corporation, while maintaining VMware as a publicly-traded company.

•	The EMC Board of Directors has approved the merger agreement and intends to recommend that stockholders of EMC approve the agreement.

•	Following completion of the transaction, Michael Dell will lead the combined company as chairman and chief executive officer. Mr. Tucci will continue as chairman and chief executive officer of EMC until the transaction closes.

•	The VMware Board will include Michael Dell, representatives of Silver Lake and independent directors.

•	The transaction will be financed through a combination of new common equity investment by MSD Partners and Silver Lake, rollover of EMC management equity, debt financing and cash on hand. There are no financing conditions to closing the transaction.

•	The transaction includes a tracking stock linked to a portion of EMC’s economic interest in the VMware business.

•	Michael Dell and related stockholders will own approximately 70% of the common stock excluding the tracking stock.

•	The transaction is expected to close before the end of the third quarter of Dell’s Fiscal Year 2017, subject to approval by a majority of the outstanding EMC shares, as well as the satisfaction of customary closing conditions.

•	Dell’s headquarters will remain in Round Rock, Texas, with the headquarters of the enterprise systems business of the combined company in Hopkinton, Massachusetts. Dell will maintain presence in other leading technology centers, including Silicon Valley, Austin, Bangalore, Dublin.

•	For further information regarding all terms and conditions contained in the definitive merger agreement, please see EMC’s Current Report on Form 8-K, which was filed on October 13, 2015.

Process

Approval by EMC Board of Directors

•	The Board of Directors of EMC has approved the merger agreement and intends to recommend that stockholders of EMC approve the agreement.

Shareholder Vote Requirement

•	The merger agreement requires that the holders of a simple majority of the Company’s outstanding shares vote in favor of the transaction.

Closing and Regulatory Review

•	The transaction is expected to close before the end of the third quarter of Dell’s Fiscal Year 2017, subject to approval by EMC shareholders, as well as the satisfaction of customary closing conditions.

Valuation

Under the terms of the agreement, EMC shareholders will receive $24.05 per share in cash in addition to tracking stock linked to a portion of EMC’s economic interest in the VMware business. Based on the estimated number of EMC shares outstanding at the closing of the transaction, EMC shareholders are expected to receive approximately 0.111 shares of new tracking stock for each EMC share. Assuming, for illustrative purposes, a valuation for each share of tracking stock of $81.78, the intraday volume-weighted average price for VMware on Wednesday, October 7, 2015, EMC shareholders would receive a total combined consideration of $33.15 per EMC share and the total transaction would be valued at approximately $67 billion. The value of the tracking stock may vary from the market price of VMware given the different characteristics and rights of the two stocks.

Customers

The combination of Dell and EMC provides unmatched ability to address large and small customers’ rapidly changing critical IT needs. Digital transformation is driving disruption across all industries; transition from traditional on-premise to hybrid cloud infrastructure; and need to balance agility, mobile workforces with persistent security threats.

•	The company will offer customers a broad, end-to-end product portfolio spanning all key compute, networking and storage segments – both legacy and emerging – to address customers facing technology-driven disruption.

•	By joining Dell and EMC’s respective and complementary strengths, the combined company will be a leader in the most significant product segments, #1 or #2 as defined by IDC and positioned as a “Leader” in 22 Gartner magic quadrants.

Until the transaction closes, customers can continue to expect the superior solutions, services and experience they have come to rely upon from both Dell and EMC.

•	Both companies are committed to completing this transaction as seamlessly as possible such that our customers are not impacted in any way.

•	Both companies are focused on delivering a best-in-class customer experience and their top priority is to ensure that customer needs are met.

•	Both companies are equally dedicated to winning in the marketplace, offering innovative products and solutions and providing a superior customer experience.

•	Both companies have strong balance sheets and solid cash flow, an outstanding management teams and globally-recognized brands.

Channel Partners

The combination of Dell and EMC provides unmatched ability to address large and small customers’ rapidly changing critical IT needs. Digital transformation is driving disruption across all industries; transition from traditional on-premise to hybrid cloud infrastructure; and need to balance agility, mobile workforces with persistent security threats.

•	The company will offer customers a broad, end-to-end product portfolio spanning all key compute, networking and storage segments – both legacy and emerging – to address customers facing technology-driven disruption.

•	By joining Dell and EMC’s respective and complementary strengths, the combined company will be a leader in the most significant product segments, #1 or #2 as defined by IDC and positioned as a “Leader” in 22 Gartner magic quadrants.

•	This transaction strengthens Dell’s capabilities to bring industry-leading, differentiated, simplified and easy-to-manage solutions to customers worldwide.

Until the transaction closes, customers can continue to expect the superior solutions, services and experience they have come to rely upon from both Dell and EMC.

•	Both companies are committed to completing this transaction as seamlessly as possible such that channel partners are not impacted in any way.

•	Both companies are focused on delivering a best-in-class customer experience and their top priority is to ensure that customer needs are met.

•	Both companies have strong balance sheets and solid cash flow, an outstanding management teams and globally-recognized brands.

Policymakers

The combination of Dell and EMC capitalizes on the strategic and competitive strengths of each company to create an even stronger company.

•	The transaction strengthens the position of both companies in an increasingly competitive global marketplace. Both companies have market-leading portfolios in their respective segments – Dell in Commercial PCs and Servers; EMC in Storage; VMware in Virtualization.

•	The transaction unites Dell’s PC franchise and GTM strength in the mid-market with EMC’s GTM strength in the large enterprise market to fuel profitable growth and generate significant cash flows. Likewise, as the data market moves to a compute-centric/converged model, Dell’s Server franchise is a natural fit with EMC’s strengths.

Dell and EMC share a commitment to people and our communities.

•	Dell and EMC have long recognized that success in the technology sector hinges on the ability to retain great people.

¡	Both companies have assembled great teams – at all levels of their organizations.

¡	Both companies have made substantial investments in our people over the years – EMC’s Federated model has enabled it to retain some great people; Dell’s privatization has unleashed the talent and energy of our leadership team and workforce.

•	Both Dell and EMC share a commitment to the communities we serve around the world, our environment and maintaining a culture in which ethics and compliance are integrated into daily decision-making.

¡	EMC has played an important role in the greater Boston community since 1979.

¡	Likewise, Dell is committed to Austin and has played a critical role in the growth and prosperity of the city over the last three decades.

•	Dell is a customer-inspired company that continuously evaluates the best way to deliver customer value. Hopkinton will continue to be a significant center of employment and the site of our global enterprise systems business. It’s our intention to invest and grow the business in a prudent manner that balances future growth and technology development.

Dell Team Members

Dell and EMC share a commitment to people and our communities.

•	Dell and EMC have long recognized that success in the technology sector hinges on the ability to retain great people.

¡	Both companies have assembled great teams – at all levels of their organizations

¡	Both companies have made substantial investments in our people over the years – EMC’s Federated model has enabled it to retain great people; Dell’s privatization has unleashed the talent and energy of our leadership team and workforce

•	Dell has employee Net Promoter Scores (NPS) that are among the highest in the technology sector. Dell’s NPS has increased significantly since privatization – our latest ‘Tell Dell’ survey had the highest participation rates and the highest scores we have seen.

•	Both Dell and EMC share a commitment to the communities we serve around the world, our environment and maintaining a culture in which ethics and compliance are integrated into daily decision-making.

¡	EMC has played an important role in the greater Boston community since 1979.

¡	Likewise, Dell is committed to Austin and has played a critical role in the growth and prosperity of the city over the last three decades.

The success of the transaction requires retaining our core business momentum through deal closure and integration.

•	Until the transaction closes, Dell and EMC will operate as separate companies and continue to compete in the marketplace.

•	Our focus remains on serving our customers, providing them a superior experience and the products and solutions to help them do and achieve more.

•	We must continue the momentum of this year and deliver our current FY16 plan with renewed focus on execution.

•	We know team members will have a lot of questions. We are committed to keeping team members informed through open communication throughout this process.

Our strategy, brand, purpose and values remain unchanged.

•	Michael Dell will remain chairman and chief executive officer and the Dell leadership team remains the same.

•	Dell will continue to offer market competitive compensation and benefit programs.

•	Dell will continue to be an employer of choice and a destination for the world’s best talent. We will continue to develop inspiring leaders, champion team members and promote a culture in which team members are encouraged to take risks, feel supported and valued.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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